July 7, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 03-09
Washington, DC 20549

Re: Old Republic International Corporation
    Form 10-K, fiscal year ended December 31, 2005
    File No. 001-10607

Dear Mr. Rosenberg,

We have reviewed the comments on our above referenced filing in your letter dated May 25, 2006. Old Republic's response to the Commission's comments is as follows:

Item 7 - Management analysis of Financial Condition and Results of Operations,
         ---------------------------------------------------------------------
         page 23
         -------

Comment 1 - Critical Accounting Estimates
-----------------------------------------

We are aware of the requirements of Section V of Financial Reporting Release No. 72 that requires disclosure in Management Discussion and Analysis (MD&A) of material uncertainties associated with the methods, assumptions and estimates underlying the Company's critical accounting measurements. We have historically taken the approach of embedding the discussion of our critical accounting estimates within the corresponding section of MD&A rather than presenting a separate discussion. However, in an effort to enhance the disclosure we agree to prospectively modify our MD&A to include a separate discussion immediately following the "Executive Summary".

Critical  Accounting  Estimates

The Company's annual and interim financial statements incorporate a large number and types of estimates relative to matters which are highly uncertain at the time the estimates are made. The estimation process required of an insurance enterprise is by its very nature highly dynamic inasmuch as it necessitates a continual process of evaluating, analyzing, and quantifying factual data as it becomes known to the Company. As a result, actual experienced outcomes can differ from the estimates made at any point in time, and thus affect future periods' reported revenues, expenses, net income, and financial condition.

Old Republic believes that its most critical accounting estimates relate to: a) the determination of other-than-temporary impairments in the value of fixed maturity and equity investments; b) the establishment of deferred acquisition costs which vary directly with the production of insurance premiums; c) the recoverability of reinsured paid and/or outstanding losses; and d) the reserves for losses and loss adjustment expenses. The major assumptions and methods used in the establishment of these estimates are discussed in the pertinent sections of this Management Analysis and are summarized as follows:

a) Other-than-temporary impairments in the value of investments:

Individual securities are considered for a possible write-down:

   * In the event their market value has dropped by 20% or more below their par or amortized cost and/or the security has been in an unrealized loss position for twelve consecutive months;

   * In the event of issuer default on significant obligations or emergence of such adverse information as to bring into question the validity of previously reported earnings or financial condition; and

   * When the probability of non-recovery of the original investment is established, the foregoing events or occurrences notwithstanding.

For  the  three  years  ended   December  31,  2005,   pretax   charges  due  to
other-than-temporary impairments in the value of securities reduced pretax income within a range of 2.4% and 0.8% and averaged 1.5% of such income.


b) Establishment of deferred acquisition Costs ("DAC")

The eligibility for deferral and the recoverability of DAC is based on the current terms and recent profitability of the insurance contracts to which they relate. As of the three most recent year ends, consolidated DAC balances ranged between 2.3% and 2.1% and averaged 2.2% of consolidated assets. The annual change in DAC balances for the three-year period reduced underwriting, acquisition and other expenses within a range of 1.6% and 0.5%, and averaged 0.9% of such expenses.

c) The recoverability of reinsured paid and/or outstanding losses

Assets consisting of gross paid losses recoverable from assuming reinsurers, and balance sheet date reserves similarly recoverable in future periods as gross losses are settled and paid are established at the same time as the gross losses are paid or recorded as reserves. Accordingly, these assets are subject to the same estimation processes and valuations as the related gross amounts as discussed below. As of the three most recent year ends, paid and outstanding reinsurance recoverable balances ranged between 39.7% and 38.4% and averaged 39.1% of the related gross reserves.

d) The reserves for losses and loss adjustment expenses

As discussed in pertinent sections of this Management Analysis, the reserves for losses and related loss adjustment expenses are based on a wide variety of factors and calculations. Among these the Company believes the most critical are:

   * The establishment of expected loss ratios for the three latest accident years, particularly for so-called long tail coverages as to which information about covered losses emerges and becomes more accurately quantified over long periods of time. Long tail lines of business generally include workers compensation, auto liability, general liability, errors and omissions and directors and officers' liability, and title insurance. Gross loss reserves related to such long tail coverages ranged between 86.1% and 83.8%, and averaged 84.7% of gross consolidated claim reserves as of the three most recent year ends. Net of reinsurance recoverables, such reserves ranged between 83.3% and 82.1% and averaged 82.6% as of the same dates.

   * Loss trend factors that are used to establish the above noted expected loss ratios. Such factors take into account such variables as judgments and estimates for premium rate trends and adequacy, current and expected interest rates, current and expected social and economic inflation trends, and insurance industry statistical claim trends.

   * Loss development factors based on Company and/or industry statistics that are used to project reported losses for each accounting period to their estimated ultimate cost.

For each of the three most recent calendar years, prior accident years' consolidated claim costs have developed favorably and consequently have had the effect of reducing consolidated annual loss costs between 2.9% and 5.2%, or by an average of approximately 3.8% per annum. As a percentage of each of these years' consolidated earned premiums and fees the favorable developments have ranged between 1.3% and 2.1%, and have averaged 1.6%.

In all the above regards the Company anticipates that future periods' financial statements will continue to reflect changes in estimates. As in the past such changes will result from altered circumstances, the continuum of newly emerging information and its effect on past assumptions and judgments, the effects of securities markets valuations, as well as changes in inflation rates and future economic conditions beyond the Company's control. As a result, Old Republic cannot predict, quantify, or guaranty the likely impact that probable changes in estimates will have on its future financial condition or results of operations.

Comments 2 through 6 and 9 - Reserve for Loss and Loss Adjustment Expenses
--------------------------------------------------------------------------

Comments  2  through  6  and 9 in  the  Commission's  letter  suggest  that  Old
Republic's disclosures could be improved in regard to the estimation of the reserve for loss and loss adjustment expenses, the methodology used, key assumptions impacting the estimates, and the variability in reported results stemming from "reasonably likely" changes to one or more of these key assumptions.

In response, we wish to note that Old Republic's periodic estimates of loss and loss adjustment expense reserves emanate from a significant number of analyses performed by operating management and accounting professionals. Old Republic does not utilize either internal or external actuaries in the reserve estimation process. Internal actuaries are used primarily in the rate setting process and periodically evaluate the reasonableness of management's reserve estimates for certain accounts or blocks of business on an as needed basis. External actuaries are engaged by the Company to perform an annual evaluation of individual insurance subsidiary statutory carried reserves as of each balance sheet date. As a result of their work, the external actuaries render an annual statement of actuarial opinion for each insurance company. Such opinions are submitted to the insurance department in the respective companies' state of domicile. There are no significant differences between loss and loss adjustment expense reserves for statutory and GAAP reporting purposes. Management does consider on a prospective basis the results from the periodic actuarial evaluations in the context of other trends and analysis available to it when making its recurring judgments on the reasonableness of the carried loss reserves at any reporting date.

The proposed disclosures noted below are provided in the context of the Company's loss reserve estimation process and the limitations it places on management's ability to quantify the impact of "reasonably likely" changes in key assumptions and future reported results. In order to clarify the Company's disclosures in this area we propose to replace the disclosure beginning on page 35 in the 2005 Annual Report on Form 10-K under the heading "Expenses: Benefits and Claims", with the following disclosure on a prospective basis:

Reserves for Loss and Loss Adjustment Expenses

In order to achieve a necessary matching of premium and fee revenues and expenses, the Company records the benefits, claims and related settlement costs that have been incurred during each accounting period. Total claim costs are affected by the amount of paid claims and the adequacy of reserve estimates established for current and prior years' claim occurrences at each balance sheet date.

The following table shows a breakdown of gross and net of reinsurance claim reserve estimates for major types of insurance coverages as of December 31, 2005 and 2004:

                                                                                       December 31,
                                                                    -------------------------------------------------
                                                                              2005                      2004
                                                                    ------------------------   -----------------------
                                                                      Gross          Net         Gross          Net
                                                                    ----------    ----------   ----------    ---------
Claim and Loss Adjustment Expense Reserves:
Commercial automobile (mostly trucking)......................       $    878.4    $    692.9   $    788.6    $   635.9
Workers' compensation........................................          1,775.0         915.1      1,607.0        814.0
General liability............................................            991.3         418.1        808.7        350.5
Other coverages..............................................            597.5         387.8        576.0        382.1
Unallocated loss adjustment expense reserves.................            159.2          92.9        122.0         87.2
                                                                    ----------    ----------   ----------    ---------
      Total general insurance reserves.......................          4,401.7       2,507.0      3,902.4      2,269.7

Mortgage guaranty............................................            214.7         213.7        200.5        199.1
Title........................................................            268.8         268.8        252.5        252.5
Life and health..............................................             26.5          19.9         22.6         16.9
Unallocated loss adjustment expense reserves -
   other coverages...........................................             28.0          28.0         25.4         25.4
                                                                    ----------    ----------   ----------    ---------
      Total claim and loss adjustment expense reserves.......       $  4,939.8    $  3,037.6   $  4,403.5    $ 2,763.8
                                                                    ==========    ==========   ==========    =========
Asbestosis and environmental claim reserves included
 in the above general insurance reserves:
       Amount................................................       $    170.7    $    132.2   $    118.9    $    97.1
                                                                    ==========    ==========   ==========    =========
       % of total general insurance reserves.................             3.9%          5.3%         3.0%         4.3%
                                                                    ==========    ==========   ==========    =========

The Company's reserve for loss and loss adjustment expenses represents the accumulation of estimates of ultimate losses, including incurred but not reported losses and loss adjustment expenses. The establishment of claim reserves by the Company's insurance subsidiaries is a reasonably complex and dynamic process influenced by a large variety of factors as further discussed below. Consequently, reserves established are a reflection of the opinions of a large number of persons, of the application and interpretation of historical precedent and trends, of expectations as to future developments, and of management's judgment in interpreting all such factors. At any point in time the Company is exposed to possibly higher or lower than anticipated claim costs and the resulting changes in estimates are recorded in operations of the periods during which they are made. Increases to prior reserve estimates are often referred to as unfavorable development whereas any changes that decrease previous estimates of the Company's ultimate liability are referred to as favorable development.

Overview of Loss Reserving Process

Most of Old Republic's consolidated claim and related expense reserves stem from its general insurance business. At December 31, 2005, such reserves accounted for 89.1% and 82.5% of consolidated gross and net of reinsurance reserves, respectively, while similar reserves at December 31, 2004 represented 88.6% and 82.1% of the respective consolidated amounts.

The Company's reserve setting process reflects the nature of its insurance business and the decentralized basis upon which it is conducted. Old Republic's general insurance operations encompass a large variety of lines or classes of commercial insurance; it has negligible exposure to personal lines such as homeowners or private passenger automobile insurance that exhibit wide diversification of risks, significant frequency of claim occurrences, and high degrees of statistical credibility. Additionally, the Company's insurance subsidiaries do not provide significant amounts of insurance protection for premises; most of its property insurance exposures relate to cargo, incidental property, and insureds' inland marine assets. Consequently, the wide variety of policies issued and commercial insurance customers served require that loss reserves be analyzed and established in the context of the unique or different attributes of each block or class of business produced by the Company. For example, accident liability claims emanating from insured trucking companies or from general aviation customers become known relatively quickly, whereas claims of a general liability nature arising from the building activities of a construction company may emerge over extended periods of time. Similarly, claims filed pursuant to errors and omissions or directors and officers' ("E&O/D&O") liability coverages are usually not prone to immediate evaluation or qualification inasmuch as many such claims may be litigated over several years and their ultimate costs may be affected by the vagaries of judged or jury verdicts. Approximately 85% of the general insurance group's claim reserves stem from liability insurance coverages for commercial customers which typically require more extended periods of investigation and at times protracted litigation before they are finally settled. As a consequence of these and other factors, Old Republic does not utilize a single, overarching loss reserving approach.

The Company prepares periodic analyses of its loss reserve estimates for its significant insurance coverages. It establishes point estimates for most losses on an insurance coverage line-by-line basis for individual subsidiaries, sub-classes, individual accounts, blocks of business or other unique concentrations of insurance risks such as directors and officers' liability, that have similar attributes. Actuarially or otherwise derived ranges of reserve levels are not utilized as such in setting these reserves. Instead the reported reserves encompass the Company's best point estimates at each reporting date and the overall reserve level at any point in time therefore represents the compilation of a very large number of reported reserve estimates and the results of a variety of formula calculations largely driven by statistical analysis of historical data. Reserve releases or additions are implicitly covered by the point estimates incorporated in total reserves at each balance sheet date. The Company does not project future variability or make an explicit provision for uncertainty when determining its best estimate of loss reserves, although, as discussed below, over the most recent ten-year period management's estimates have developed slightly favorably on an overall basis.

Overall loss reserves consist of liability estimates for claims that have been reported ("case") to the Company's insurance subsidiaries and reserves for claims that have been incurred but not yet reported ("IBNR") or whose ultimate costs may not become fully apparent until a future time. Additionally, the Company establishes unallocated loss adjustment expense reserves for loss settlement costs that are not directly related to individual claims. Such reserves are based on prior years' cost experience and trends, and are intended to cover the unallocated costs of claim departments' administration of case and IBNR claims over time. Long-term, disability-type workers' compensation reserves are discounted to present value based on interest rates that range from 3.5 percent to 4.0 percent. The amount of discount reflected in the year end net reserves totaled approximately $138.3, $139.3, and $142.9 as of December 31, 2005, 2004, and 2003, respectively.

A large variety of statistical analyses and formula calculations are utilized to provide for IBNR claim costs as well as additional costs that can arise from such factors as monetary and social inflation, changes in claims administration processes, changes in reinsurance ceded and recoverability levels, and expected trends in claim costs and related ratios. Typically, such formulas take into account so-called link ratios that represent prior years' patterns of incurred or paid loss trends between succeeding years, or past experience relative to progressions of the number of claims reported over time and ultimate average costs per claim.

Overall, reserves pertaining to several hundred large individual commercial insurance accounts that exhibit sufficient statistical credibility, and at times may be subject to retrospective premium rating plans or the utilization of varying levels or types of self-insured retentions through captive insurers and similar risk management mechanisms are established on an account by account basis using case reserves and applicable formula-driven methods. Large account reserves are usually set and analyzed for groups of coverages such as workers compensation, commercial auto and general liability that are typically underwritten jointly for many customers. For certain so-called long-tail categories of insurance such as retained or assumed excess liability or excess workers' compensation, officers and directors' liability, and commercial umbrella liability relative to which claim development patterns are particularly long, more volatile, and immature in their early stages of development, the

Company judgmentally establishes the most current accident years' loss reserves on the basis of expected loss ratios. Expected loss ratios typically reflect the projected loss ratio from prior accident years, adjusted for the effect of actual and anticipated rate changes, actual and anticipated changes in coverage, reinsurance, or mix of business, and other anticipated changes in external factors such as trends in loss costs or the legal and claims environment. Expected loss ratios are generally used for the two to three most recent accident years depending on the individual class or category of business. As actual claims data emerges in succeeding interim and annual periods, the original accident year loss ratio assumptions are validated or otherwise adjusted sequentially through the application of statistical projection techniques such as the Bornhuetter/Ferguson method which utilizes data from the more mature experience of prior years to arrive at a likely indication of more recent years' loss trends and costs.

Mortgage guaranty insurance loss reserves are based on statistical calculations that take into account the number of reported insured mortgage loan defaults as of each balance sheet date, as well as experience-based estimates of IBNR. Further, such loss reserve estimates also take into account a large number of variables including trends in claim severity, potential salvage recoveries, expected cure rates for reported loan defaults at various stages of default, and judgments relative to future employment levels, housing market activity, and mortgage loan interest costs, demand, and extensions.

Title insurance and related escrow services loss and loss adjustment expense reserves are established as point estimates to cover the projected settlement costs of known as well as IBNR losses, concurrently with the recognition of premium and escrow service revenues. Reserves for known claims are based on an assessment of the facts available to the Company during the settlement process. The point estimates covering all claim reserves take into account IBNR claims based on past experience and evaluations of such variables as changing trends in the types of policies issued, changes in real estate markets and interest rate environments, and changing levels of loan refinancing, all of which can have a bearing on the emergence, number, and ultimate costs of claims.

Incurred Loss Experience

Management is of the opinion that the Company's overall reserving practices have been consistently applied over many years. For at least the past ten years, previously established aggregate reserves have produced reasonable estimates of the cumulative ultimate net costs of claims incurred. However, there are no guarantees that such outcomes will continue, and accordingly, no representation is made that ultimate net claim and related costs will not develop in future years to be greater or lower than currently established reserve estimates. In management's opinion, however, such potential development is not likely to have a material effect on the Company's consolidated financial position, although it could have a material effect on its consolidated results of operations for any one annual or interim reporting period. See further discussion in this Annual Report on Form 10-K under Item 1A - Risk Factors.

The following table shows an analysis of changes in aggregate reserves for the Company's losses, claims, and settlement expenses for each of years shown:

                                                                                     Years Ended December 31,
                                                                            -----------------------------------------
                                                                               2005           2004           2003
                                                                            -----------    -----------    -----------
Gross reserves at beginning of year.................................        $   4,403.5    $   4,022.7    $   3,676.8
Less: reinsurance losses recoverable ...............................            1,639.6        1,522.5        1,370.7
                                                                            -----------    -----------    -----------
         Net reserves at beginning of year .........................            2,763.8        2,500.1        2,306.0
                                                                            -----------    -----------    -----------
Incurred claims and claim adjustment expenses:
  Provisions for insured events of the current year.................            1,504.5        1,348.7        1,159.2
  Change in provision for insured events of prior years.............              (43.9)         (43.1)         (60.8)
                                                                            -----------    -----------    -----------
         Total incurred claims and claim adjustment expenses........            1,460.7        1,305.7        1,098.4
                                                                            -----------    -----------    -----------
Payments:
  Claims and claim adjustment expenses attributable to
    insured events of the current year..............................              484.6          403.6          337.4
  Claims and claim adjustment expenses attributable to
    insured events of prior years...................................              702.1          638.2          566.9
                                                                            -----------    -----------    -----------
         Total payments.............................................            1,186.8        1,041.9          904.3
                                                                            -----------    -----------    -----------
Amount of reserves for unpaid claims and claim adjustment
  expenses at the end of each year, net of reinsurance
  losses recoverable................................................            3,037.6        2,763.8        2,500.1
Reinsurance losses recoverable......................................            1,902.1        1,639.6        1,522.5
                                                                            -----------    -----------    -----------
Gross reserves at end of year.......................................        $   4,939.8    $   4,403.5    $   4,022.7
                                                                            ===========    ===========    ===========

The percentage of net claims, benefits and related settlement expenses incurred as a percentage of premiums and related fee revenues of the Company's three major operating segments and for its consolidated results were as follows:

                                                                              2005           2004            2003
                                                                          -----------    ------------    ------------
Years Ended December 31:
     General..........................................                         66.9%           65.9%           67.6%
     Mortgage.........................................                         37.2            35.5            22.7
     Title............................................                          6.0             5.8             5.8
                                                                          -----------    ------------    ------------
Consolidated benefits and claims ratio                                         43.3%           42.0%           37.9%
                                                                          ===========    ============    ============

Reconciliation of consolidated ratio:
Provision for insured events of the current year                               44.6%           43.4%           40.0%
Change in provision for insured events of prior years:
     Due to asbestos and environmental                                          1.5             2.0             0.2
     Due to all other coverages                                                (2.8)           (3.4)           (2.3)
                                                                          -----------    ------------    ------------
     Net (favorable) unfavorable development                                   (1.3)           (1.4)           (2.1)
                                                                          -----------    ------------    ------------
Consolidated benefits and claims ratio                                         43.3%           42.0%           37.9%
                                                                          ===========    ============    ============

The consolidated benefits and claims ratio reflects the changing effects of period-to-period contributions of each segment to consolidated results, and this ratio's variances within each segment. For the three most recent calendar years, the above table indicates that the one-year development of consolidated reserves at the beginning of each year produced average favorable developments that reduced the consolidated loss ratio by 1.6%. For 2005, the Company's overall net loss reserve development from prior accident years was favorable by approximately $43.9.

The percentage of net claims, benefits and related settlement expenses measured against premiums earned by major general insurance coverage types were as follows:

                                                                 Type of Coverage
                              --------------------------------------------------------------------------------------
                               Commercial                                     Inland
                                  Auto.          Workers'                     Marine
                                (mostly          Compen-       Financial       and          General
                                trucking)        sation        Indemnity     Property      Liability        Other
                              -------------    -----------    ----------    -----------    ----------    -----------
Years Ended
      December 31:
        2003............             70.4%          81.2%         51.0%          59.1%         89.5%          52.2%
        2004............             66.5           72.4          47.6           56.2         108.6           59.3
        2005............             67.2%          78.9%         48.9%          52.1%         97.4%          58.6%
                              =============    ===========    ==========    ===========    ==========    ===========


The general insurance portion of the claims ratio has reflected a reasonably consistent downward trend since 1999. The reduction in this major cost factor reflects largely pricing and risk selection improvements that have been applied since 2001, together with elements of reduced loss severity and frequency. During the three most recent calendar years, the general insurance group experienced favorable development of prior year loss reserves primarily stemming from the commercial automobile and the E&O/D&O (financial indemnity) lines of business partially offset by unfavorable development in the excess workers compensation policies and for ongoing development of asbestos and environmental ("A&E") exposures (general liability). Unfavorable developments attributed to A&E claim reserves are due to periodic re-evaluations of such reserves as well as reclassifications of other coverages' reserves, typically workers compensation, deemed to be assignable to A&E types of losses.

Except for a small portion that emanates from ongoing primary insurance operations, a large majority of the A&E claim reserves posted by Old Republic stem mainly from its participations in assumed reinsurance treaties and insurance pools which were discontinued fifteen or more years ago and have since been in run-off status. With respect to the primary portion of gross A&E reserves, Old Republic administers the related claims through its claims personnel as well as outside attorneys, and posted reserves reflect its best estimates of ultimate claim costs. Claims administration for the assumed portion of the Company's A&E exposures is handled by the claims departments of unrelated primary or ceding reinsurance companies.

A summary of reserve activity, including estimates for IBNR, relating to A&E claims at December 31, 2005 and 2004 is as follows:

                                                                                   December 31,
                                                              -------------------------------------------------------
                                                                        2005                          2004
                                                              --------------------------    -------------------------
                                                                 Gross            Net          Gross           Net
                                                              -----------     ----------    -----------    ----------
Asbestos:
Reserves at beginning of year.............................    $      90.1     $     74.2    $      55.4    $     35.1
Loss and loss expenses incurred...........................           70.0           47.6           50.6          50.3
Claims and claim adjustment expenses paid.................          (19.1)         (12.9)         (16.0)        (11.2)
                                                              -----------     ----------    -----------    ----------
Reserves at end of year...................................          141.1          108.9           90.1          74.2
                                                              -----------     ----------    -----------    ----------

Environmental:
Reserves at beginning of year.............................           28.8           22.8           35.5          21.5
Loss and loss expenses incurred...........................            9.5            3.8           10.4          13.6
Claims and claim adjustment expenses paid.................           (8.7)          (3.4)         (17.1)        (12.3)
                                                              -----------     ----------    -----------    ----------
Reserves at end of year...................................           29.6           23.2           28.8          22.8
                                                              -----------     ----------    -----------    ----------
Total asbestos and environmental reserves.................    $     170.7     $    132.2    $     118.9    $     97.1
                                                              ===========     ==========    ===========    ==========

While the Company performs periodic reviews of certain claim files managed by third parties, the overall A&E reserves it establishes respond to the paid claim and case reserve activity reported to the Company as well as available industry statistical data such as so-called survival ratios. Such ratios represent the number of years' average paid losses for the three or five most recent calendar years that are encompassed by an insurer's A&E reserve level at any point in time. According to this simplistic appraisal of an insurer's A&E loss reserve level, Old Republic's average five year survival ratios stood at 7.4 years (gross) and 10.4 years (net of reinsurance) as of December 31, 2005 and 6.2 years (gross) and 9.6 years (net of reinsurance) as of December 31, 2004. Fluctuations in this ratio between years can be caused by the inconsistent pay out patterns associated with these types of claims. Incurred net losses for A&E claims have averaged 3.3 percent of general insurance group net incurred losses for the five years ended December 31, 2005.

The mortgage guaranty claims ratio has trended higher since the second quarter of 2003 reflecting increases in claim provisions principally due to such factors as higher loss payments and expectations of higher severity and frequency of claims. The most recent year-over-year claim ratio comparisons reflect continued upward pressure in paid loss trends, claim frequency and severity patterns.

Average mortgage guaranty paid claims, and certain delinquency ratio data as of the end of the periods shown are listed below:

                                           Average Paid Claim Amount (1)                  Delinquency Ratio
                                        -----------------------------------     ------------------------------------
                                          Traditional                             Traditional
                                            Primary             Bulk (2)            Primary              Bulk (2)
                                        ---------------     ---------------     ----------------      --------------
Years Ended December 31:
    2003.........................       $       22,339      $       29,293                3.95%               4.76%
    2004.........................               23,920              19,885                4.11                4.59
    2005.........................       $       24,255      $       20,639                4.67%               3.67%
                                        ===============     ===============     ================      ==============

   (1) Amounts are in whole dollars.
   (2) Due to the relative immaturity of the bulk business, the above trends may prove to be highly volatile.

                                      Traditional Primary Delinquency Ratios for Top Ten States (3):
                     ------------------------------------------------------------------------------------------------
                       FL        TX        GA        IL        NC        CA        OH        PA        MN        NJ
                     ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
As of
   December 31:
    2003.........     3.5%      4.6%      4.9%      4.0%      4.7%      2.8%      6.9%      3.8%      2.5%      4.5%
    2004.........     3.2       5.0       5.6       3.8       4.9       2.1       7.6       4.4       3.5       4.2
    2005.........     3.1%      5.7%      5.9%      4.2%      4.9%      1.8%      8.3%      4.7%      4.0%      4.1%
                     ======    ======    ======    ======    ======    ======    ======    ======    ======    ======

   (3) As determined by risk in force. These 10 states represent approximately 50% of total risk in force as of December 31, 2005.

The title insurance loss ratios have been in the low single digits in each of the past three years due to a continuation of favorable trends in claims frequency and severity for business underwritten since 1992 in particular.

Volatility of Reserve Estimates and Sensitivity

There is a great deal of uncertainty in the estimates of loss and loss adjustment expense reserves and unanticipated events can have both a favorable or unfavorable impact on such estimates. The Company believes that the factors most responsible, in varying and continually changing degrees, for such favorable or unfavorable development are as follows:

General insurance net claim reserves could be affected by lower than expected frequencies of claims incurred but not reported, the effect of reserve discounts applicable to workers' compensation claims, higher than expected severity of litigated claims in particular, governmental or judicially imposed retroactive conditions in the settlement of claims such as noted above in regard to black lung disease claims, greater than anticipated inflation rates applicable to repairs and the medical benefits portion of claims, and higher than expected IBNR due to the slower and highly volatile emergence patterns applicable to certain types of claims such as those stemming from litigated, assumed reinsurance, or the A&E types of claims noted above.

Mortgage guaranty net claim reserve levels could be affected adversely by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose the Company to greater loss on resale of properties obtained through foreclosure proceedings.

Title insurance loss reserve levels could be impacted adversely by such developments as reduced loan refinancing activity, the effect of which could be to lengthen the period during which title policies remain exposed to loss emergence, or reductions in either property values or the volume of transactions which, by virtue of the speculative nature of some real estate developments, could lead to increased occurrences of fraud, defalcations or mechanics' liens.

With respect to Old Republic's small life and health insurance operations, reserve adequacy may be affected adversely by greater than anticipated medical care cost inflation as well as greater than expected frequency and severity of claims. In life insurance, as in general insurance, concentrations of insured lives coupled with a catastrophic event would represent the Company's largest exposure.

Loss reserve uncertainty is illustrated by the variability in loss reserve development presented in the schedule which appears on page 9 under Item 1 of this Annual Report on Form 10-K. That schedule shows the cumulative loss reserve development for each of the past ten years through December 31, 2005 for the general insurance business which comprises the largest portion of Old Republic's loss and loss adjustment expense reserves at 82.5% of the total. For each of these ten calendar years, prior accident years' general insurance claim reserves have developed, as a percentage of the original estimates, within a range of 5.8% unfavorable in 2001 to a 7.2% favorable development in 1996. For the ten year period the net development has averaged .6% favorable.

On a consolidated basis, over the comparable ten year period, the favorable prior year loss reserve development has ranged from .9% to 12.9% and averaged 5.5%. While management does not have a significant business reason for making projections of likely outcomes of future loss developments, its analysis and evaluation of Old Republic's existing business mix, current aggregate loss reserve levels, and loss development patterns appear to suggest a downward trend in the average levels of generally favorable loss development. Such analysis suggests the possibility that 2005 year-end loss reserves could ultimately develop within a range of +/- 5%. Management believes that using a 5% potential range of reserve development provides a reasonable benchmark for a sensitivity analysis of the Company's reserves as of December 31, 2005.

Reinsurance Programs

To maintain premium production within its capacity and limit maximum losses and risks for which it might become liable under its policies, Old Republic may cede a portion or all of its premiums and liabilities on certain classes of insurance, individual policies, or blocks of business to other insurers and reinsurers. Further discussion of the Company's reinsurance programs can be found in Part 1 of this Annual Report on Form 10-K on pages 13 and 14.

Subsidiaries within the general insurance segment have generally obtained reinsurance coverage from independent insurance or reinsurance companies pursuant to excess of loss agreements. Under excess of loss reinsurance agreements, the Company is generally reimbursed for losses exceeding contractually agreed-upon levels. During the three year period ended December 31, 2005, the Company's net retention has been increasing gradually within the general insurance segment; however, such changes have not had a material impact to the Company's consolidated financial statements.

Generally, mortgage guaranty insurance risk is reinsured through excess of loss contracts through insurers owned by or affiliated with lending institutions, and financial and other intermediaries whose customers are insured by Old Republic. Except for minor amounts of facultative reinsurance covering large risks, the title insurance segment does not utilize reinsurance in managing its insurance risk. The Company does not anticipate any significant changes to its reinsurance programs during 2006.

Comment 7 - Executive Summary
-----------------------------

Cash, Invested Assets, and Shareholders' Equity, page 26
--------------------------------------------------------

We have evaluated the rules on the presentation and disclosure of non-GAAP financial information as contained in Item 10 of Regulation S-K. We understand the rules require the following disclosures in quarterly and annual reports:

   * The most directly comparable financial measure determined in accordance with GAAP presented with equal or greater prominence than the non-GAAP measure.

   * A quantitative reconciliation of the differences between the non-GAAP measure and the associated comparable GAAP measure.

   * The reason that management believes the presentation of the non-GAAP information is useful for an investor's understanding of the registrant's financial condition and results of operations.

   * The additional purposes, if any, for which management uses non-GAAP measures.

We believe that the presentation of Old Republic's diluted earnings per share on page 24 of the Annual Report on Form 10-K is in a format that readily shows the individual elements that comprise the GAAP measure of net income. This presentation is consistent with prior periods with the exception of starting the reconciliation with net operating income before non-recurring income tax benefit and adding the corresponding non-recurring income tax benefit line item. Net operating income has consistently been defined in all of Old Republic's public filings as representing net income, exclusive of net realized investment gains and losses. The paragraph below the table on page 24 also indicates why management believes that this presentation is a useful and relevant measure of performance. Finally, the lead-in paragraph to this section on the preceding page 23 under the heading "Executive Summary" discloses the nature and dollar amount of the non-recurring income tax benefit. Because of its significance and non-recurring nature we believe the presentation is necessary in order for the year over year comparisons of net operating income to not be misleading.

With respect to the table on page 26 of the Annual Report on Form 10-K related to the presentation of cash, invested assets, and shareholders' equity our response is as follows. The balances presented for cash and invested assets and shareholders' equity, as reported, are measured according to GAAP as shown in the corresponding financial statements. The presentations of per share amounts and shareholders' equity, at cost, are presented as alternative measures employed by management to assess the Company's performance over time. The per share amounts of cash and invested assets put in perspective the accumulation of liquid assets available to satisfy policyholder and corporate obligations when due. The presentation of per share amounts of shareholders' equity measure the accumulation of book value using both a GAAP measure of equity as well as a cost basis, excluding the impact of unrealized gains and losses on investments relative to which the Company has little control. This alternative cost basis presentation is intended to demonstrate the accumulation of book value exclusive of the market value variations on the long-term fixed maturity investment portfolio resulting from fluctuations in the level of interest rates.

Accordingly, we continue to believe that our disclosure meets the four criteria outlined above regarding disclosure of non-GAAP measures.

Comment 8 - Table of Contractual Obligations, page 32
-----------------------------------------------------

The amounts of claim and claim expense reserves were reflected in the table of contractual obligations, net of reinsurance. The Commission has requested that Old Republic revise the presentation to reflect gross reserves. The claim and claim expense reserves as of December 31, 2005 on a gross of reinsurance basis would have been as follows:

                Less than 1 year.............        $   1,108.0
                1 - 3 years..................            1,279.1
                3 - 5 years..................              728.5
                More than 5 years............            1,822.9
                                                     ------------
                   Total.....................        $   4,938.7
                                                     ============

The Company will modify its disclosure on a prospective basis, with the following explanatory language:

Amounts are reported gross of reinsurance. As discussed herein with respect to the nature of loss reserves and the estimating process utilized in their establishment, the Company's loss reserves do not have a contractual maturity date. Estimated gross loss payments are based primarily on historical claim payment patterns, are subject to change due to a wide variety of factors, do not reflect anticipated recoveries under the terms of reinsurance contracts, and cannot be predicted with certainty. Actual future loss payments may differ materially from the current estimates shown in the table above.

Comment 10 - Expenses, Benefits and Claims, page 35
---------------------------------------------------

The Commission has requested that the Company discuss and quantify the effect of ceded reinsurance on its financial statements as well as any changes made to past reinsurance strategies and the impact of those changes on the financial statements. The Company proposes to add the disclosure located under the heading "Reinsurance Programs" located on page 10 of this document on a prospective basis.

Comment 11 - Item 7A - Quantitative and Qualitative Disclosures about Market
----------------------------------------------------------------------------
                       Risk, page 41
                       -------------

On page 41 of the 2005 Annual Report on form 10-K the Company has referenced the reader to Part II, Item 7 to observe the qualitative and quantitative disclosures of market risk required by Item 305 of Regulation S-K. Specifically, the Company has provided disclosures of primary market risk exposures and the manner in which such risks are managed. Additionally, the Company has provided quantitative disclosures on its fixed maturity and equity portfolios, including a measure of duration, defined as the impact on the market value of the long-term fixed maturity investment portfolio resulting from a 100 basis point increase in interest rates from the market rates that existed at December 31, 2005. The impact of market movements on the value of the Company's equity portfolio were not provided because the potential impact of market fluctuations in the value of such portfolio was not deemed significant to Old Republic's consolidated financial position or results of operations.

In response to the Commission's comment the Company proposes to provide an explicit discussion of market risk within Item 7A of the Annual Report on Form 10-K. Such prospective disclosure would provide additional sensitivity analysis on both the long-term fixed maturity and equity portfolios. The proposed disclosure would be as follows:

7A - Quantitative and Qualitative Disclosure About Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments as a result of changes in interest rates, equity prices, foreign exchange rates and commodity prices. Old Republic's primary market risks consist of interest rate risk associated with investments in fixed maturities and equity price risk associated with investments in equity securities. The Company has no material foreign exchange or commodity risk.

The Company does not own or utilize derivative financial instruments for the purpose of hedging, enhancing the overall return of its investment portfolio, or reducing the cost of its debt obligations. With regard to its equity portfolio, the Company does not own any options nor does it engage in any type of option writing. Traditional investment management tools and techniques are employed to address the yield and valuation exposures of the invested assets base. The long-term fixed maturity investment portfolio is managed so as to limit various risks inherent in the bond market. Credit risk is addressed through asset diversification and the purchase of investment grade securities. Reinvestment rate risk is reduced by concentrating on non-callable issues, and by taking asset-liability matching considerations into account. Purchases of mortgage and asset backed securities, which have variable principal prepayment options, are generally avoided. Market value risk is limited through the purchase of bonds of intermediate maturity. The combination of these investment management practices is expected to produce a more stable long-term fixed maturity investment portfolio that is not subject to extreme interest rate sensitivity and principal deterioration.

The market value of the Company's long-term fixed maturity investment portfolio is sensitive, however, to fluctuations in the level of interest rates, but not materially affected by changes in anticipated cash flows caused by any prepayments. The impact of interest rate movements on the long-term fixed maturity investment portfolio generally affects net unrealized gains or losses. As a general rule, rising interest rates enhance currently available yields but typically lead to a reduction in the fair value of existing fixed maturity investments. By contrast, a decline in such rates reduces currently available yields but usually serves to increase the fair value of the existing fixed maturity investment portfolio. All such changes in fair value are reflected, net of deferred income taxes, directly in the shareholders' equity account, and as a separate component of the statement of comprehensive income. Given the Company's inability to forecast or control the movement of interest rates, Old Republic sets the maturity spectrum of its fixed maturity securities portfolio within parameters of estimated liability payouts, and focuses the overall portfolio on high quality investments. By so doing, Old Republic believes it is reasonably assured of its ability to hold securities to maturity as it may deem necessary in changing environments, and of ultimately recovering their aggregate cost.

The following table illustrates the hypothetical effect on the fixed income and equity investment portfolios resulting from movements in interest rates and fluctuations in the equity securities markets, using the S&P 500 index as a proxy, at December 31, 2005:

                                                  Hypothetical                      Estimated
                                                    Change in                    Fair Value After
                          Estimated              Interest Rates/              Hypothetical Change in
                          Fair Value                 S&P 500                  Interest Rates/S&P 500
-----------------------------------------------------------------------------------------------------
Interest Rate Risk:
   Fixed Maturities        $6,877.4         100 basis point increase               $6,589.5
                                            200 basis point increase               $6,315.6
                                            100 basis point decrease               $7,180.1
                                            200 basis point decrease               $7,498.5

Equity Price Risk:
   Equity Securities       $  552.4         10% increase in the S&P 500            $  604.9
                                            20% increase in the S&P 500            $  657.5
                                            10% decline in the S&P 500             $  499.8
                                            20% decline in the S&P 500             $  447.2


Comment 12 - Item 8 - Financial Statements and Supplementary Data
-----------------------------------------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 1 - Summary of Significant Accounting Policies, page 48
------------------------------------------------------------

The Commission has requested that the Company provide disclosure within its Summary of Significant Accounting Policies, relating to the income recognition methods and related key assumptions used in accounting for Old Republic's reinsurance contracts, inclusive of ceding commissions and retroactive risk sharing agreements. The Company currently has no reinsurance contracts required to be accounted for as retroactive reinsurance under SFAS 113. In order to clarify the Company's accounting policy with respect to prospective reinsurance, we intend to add the following disclosure within Note 1 - Summary of Significant Accounting Policies on a prospective basis:

Reinsurance - The cost of reinsurance is recognized over the terms of reinsurance contracts. Amounts recoverable from reinsurers for loss and loss adjustment expenses are estimated in a manner consistent with the claim liability associated with the reinsured business. The Company evaluates the financial condition of its reinsurers on a regular basis. Allowances are established for amounts deemed uncollectible and are included in the Company's net claim and claim expense reserves.

                                      *****

With this letter Old Republic also acknowledges that:

   * The Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

   * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   * The Company may not assert the Commission staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the discussion above is responsive to the Commission's comments. Please feel free to contact me at (312) 762-4229 if you have any comments or questions.

Very truly yours,

/s/ Karl W. Mueller

Karl W. Mueller
Senior Vice President and Chief Financial Officer


cc:  A.C. Zucaro
     Chairman and Chief Executive Officer